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                             September 3, 2021

       Daniella Strygina
       President
       Glidelogic Corp.
       21/1 Erkindik Ave, ste. 187
       Bishkek, Kyrgyzstan 720000

                                                        Re: Glidelogic Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 24,
2021
                                                            File No. 333-254750

       Dear Ms. Strygina:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-1

       Description of Business, page 22

   1. You disclose that you "plan to develop the first prototype be September 1, 2021." Please revise your disclosure
to discuss the updated status of the prototype.
       Exhibits

   2.                                                   Please provide an
updated auditor's consent.

              You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
       Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
 Daniella Strygina
Glidelogic Corp.
September 3, 2021
Page 2

questions.



                                      Sincerely,
FirstName LastNameDaniella Strygina
                                      Division of Corporation Finance
Comapany NameGlidelogic Corp.
                                      Office of Technology
September 3, 2021 Page 2
cc:       Robert J. Zepfel
FirstName LastName